SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2010

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1, 1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-153488) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: November 17, 2010	By:	/s/ Benoit Loore
	Name:	Benoit Loore
	Title:	VP Legal

Exhibit Number	Description of Document

1.1	Pricing Agreement, dated November 9, 2010, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto, and Barclays Capital Inc., Deutsche Bank Securities Inc. and Itau BBA USA Securities Inc.

4.1	Eleventh Supplemental Indenture, dated November 17, 2010, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Sullivan & Cromwell LLP, New York, New York, United States of America

5.2	Opinion of Linklaters LLP, Brussels, Belgium, with respect to Anheuser-Busch InBev SA/NV

5.3	Opinion of Linklaters LLP, Brussels, Belgium, with respect to Cobrew NV/SA

5.4	Opinion of Linklaters LLP, Luxembourg, Luxembourg, with respect to Brandbrew S.A.